# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033108
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 100 Cambridgepark Drive, Suite 101, Cambridge, Massachusetts (MA), 02140
Date of event which requires filing of this statement: 09/11/2025
Amends the filing with accession number 0001415889-25-001009
Filed by CIK 0002050755
Persons authorized to receive notices and communications: Frank Huang, Manager, 101 Mission Street, Suite 1000, San Francisco, California (CA), 94105, (415) 541-0200

## Reporting persons
- Reprogrammed Interchange LLC (CIK 0002050755): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 33,928,487; sole dispositive power 0; shared dispositive power 33,928,487; aggregate amount beneficially owned 33,928,487 (26.8% of the class)
- Reid Hoffman (CIK 0001519339): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,928,487; sole dispositive power 0; shared dispositive power 33,928,487; aggregate amount beneficially owned 33,928,487 (26.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 100 Cambridgepark Drive, Suite 101, Cambridge, Massachusetts (MA), 02140
Comment:
This Amendment No. 3 to Schedule 13D amends and supplements the information provided in the previously filed Statement on Schedule 13D filed with the Securities and Exchange Commission on January 7, 2025 and in Amendment No. 1 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on August 29, 2025 and September 9, 2025, respectively (collectively, the "Schedule 13D"), jointly on behalf of Reprogrammed Interchange LLC and Reid Hoffman (each a "Reporting Person" and collectively, the "Reporting Persons").

Except as supplemented herein, such statements, as heretofore amended and supplemented, remain unchanged in all material respects and in full force and effect. Capitalized terms used but not defined herein have the meaning ascribed to such term in the Schedule 13D, as amended.

Responses to each item of this Amendment No. 3 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented as follows:

From September 8, 2025 through September 11, 2025, Reprogrammed Interchange LLC sold the following shares of Vor Biopharma Inc. in open market transactions, resulting in a decrease in the number of shares of Common Stock beneficially owned by the Reporting Persons by more than one percent of the outstanding shares of Common Stock of the Issuer:

1. 464,421 shares on September 8, 2025, at a weighted average per share sale price of $1.9897.
2. 449,226 shares on September 9, 2025, at a weighted average per share sale price of $2.0004.
3. 350,000 shares on September 10, 2025, at a weighted average per share sale price of $1.8151.
4. 284,805 shares on September 11, 2025, at a weighted average per share sale price of $1.8308.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 3 to the Schedule 13D, and the information set forth or incorporated in Items 2, 3, 4, 6 and 7, is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding the number of shares as to which such person has: (i) sole power to vote or to direct the vote: See line 7 of cover sheets, (ii) shared power to vote or to direct the vote: See line 8 of cover sheets, (iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets, and (iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days:
During the past 60 days, Reprogrammed Interchange LLC sold the following shares of Vor Biopharma Inc. in open market transactions:

1. 387,346 shares on August 25, 2025, at a weighted average per share sale price of $2.1163.
2. 284,190 shares on August 26, 2025, at a weighted average per share sale price of $2.0808.
3. 611,647 shares on August 27, 2025, at a weighted average per share sale price of $2.0053.
4. 806,351 shares on August 28, 2025, at a weighted average per share sale price of $2.0115.
5. 554,612 shares on September 3, 2025, at a weighted average per share sale price of $1.9961.
6. 453,016 shares on September 4, 2025, at a weighted average per share sale price of $1.9285.
7. 400,000 shares on September 5, 2025, at a weighted average per share sale price of $1.9682.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Reprogrammed Interchange LLC: /s/ Frank Huang, Frank Huang, Manager (09/12/2025)
- Reid Hoffman: /s/ Reid Hoffman, Reid Hoffman (09/12/2025)